EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Bank of Montreal
We consent to the inclusion in this annual report on Form 40-F of:
-	our auditors’ report dated November 27, 2007 on the consolidated balance sheets of Bank of Montreal (“the Bank”) as at October 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2007;

-	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated November 27, 2007; and

-	our auditors’ report dated November 27, 2007 on the Bank’s internal control over financial reporting as of October 31, 2007;
each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2007.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 27, 2007
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.